

June 19, 2014

Via E-mail
Junsheng Zhang
Chairman of the board and Director
1st—7th Floor, Industrial and Commercial Bank Building
Xingfu Street, Hulan Town, Hulan District, Harbin City
Heilongjiang Province, China 150025

> **Re:** **JRSIS Health Care Corporation**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed June 6, 2014**
> **File No. 333-194359**

Dear Mr. Zhang:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 1

1. We note your response to our prior comment 5. However, we note that a summary of the company's biggest risks has not been added to the Prospectus Summary section that covers page 1 through 14. Please move the brief summary of the biggest risks associated with your business from the Risk Factors section on page 15 to the Prospectus Summary section.

Risk Factors, page 15

"If we are unable to pay for services timely…," page 16

2. We note your response to our prior comment 7. Please distinguish between a general lien and "men's and workmen's liens" and provide an explanation or example of how these could affect your business.

Risks Relating to Our Common Stock, page 22

3. We note your response to our prior comment 9. Please remove your statements on pages 12, 22 and 60 that "Section 107 of the JOBS Act provides that our decision to opt into the extended transition period for complying with new or revised accounting standards is irrevocable." Only the decision to opt *out* is irrevocable.

Use of Proceeds, page 26

4. We note your response to our prior comment 11. Please expand your disclosure here to disclose how you will use the anticipated proceeds from the offering assuming, respectively, that only 75%, 50% and 25% of the securities offered by the company are sold.   The discussion should address:

    •   The priority of expenditures if the entire offering is not sold, e.g. how will you allocate various levels of funding for new equipment or decorations;
    •   The fact you have no current commitment for alternative funding; and
    •   How alternative sources of capital may affect your financial condition and results of operations.

    Please format your response in the same tabular format that you have provided for the allocation of 100% of the proceeds from the offering.

Certain Relationships and Related Transactions, page 46

5. We note your response to our prior comment 22. Please expand the discussion to disclose the approximate dollar value of the amount involved in the acquisition of Junsheng Zhang's and Yanhua Xing's interests in JHCL.

Consolidated Financial Statements
General

6. Please refer to prior comment 24. We continue to have difficulty in understanding the basis for your accounting treatment and financial statement presentation for the joint venture investment agreement. Please provide us the following information.

    •   Please clarify what you mean by "reverse merger under common control" and whether your accounting for the joint venture investment agreement followed guidance in ASC 805-40 or guidance in ASC 805-50. Also, explain the expected timing and circumstances governing completion of your "cooperation restructuring," as described on page F-7.
    •   Explain how your presentation of comprehensive income attributable to the non-controlling interest, which appears to indicate that you did not control Jiarun during 2013 and 2012, is consistent with guidance in ASC 805-50.

- Tell us if the joint venture investment agreement is legally-binding. If not, explain the factors that you considered in including Jiarun in your historical financial statements, as if this acquisition had been completed.
- Tell us the date when you expect to make the 20% payment required under the joint venture investment agreement and the date when you expect to receive the license to be issued by the PRC regulatory authorities.
- Tell us the expected funding source for the remaining 80% cash payment obligation under the joint venture investment agreement and the legal and financial statement impact resulting from your inability to meet this future obligation.

7. Please provide the following information, regarding the rights held by Mr. Zhang to transfer 100% of Runteng shares to himself at any time and those rights held by Mr. Zhang, Ms. Tang and Mr. Song to transfer 100% of the CRMG shares to themselves at any time.

- Describe the current status of these rights. If they still exist, describe their business and legal purpose.
- Explain the terms governing the requirement that "Mr. Zhang and Ms. Tang were to both inject their personal assets into CRMG," as disclosed on page F-8. Tell us how this requirement was or will be fulfilled.
- Explain the factors that you considered in determining the accounting treatment for these rights and the factors that you considered in concluding that given the existence of these rights, the sales of Runteng and CRMG shares represented completed and not contingent transactions.
- Describe consideration, if any, to be paid upon exercise of these rights.

Consolidated Statements of Operations and Comprehensive Income, page F-4

8. Please refer to prior comment 25. Please tell us why you have not reflected the 12 million shares as outstanding for all periods presented.

Consolidated Statements of Shareholders' Equity, page F-5

9. Please refer to prior comment 26. Please tell us why retained earnings, other comprehensive income and additional paid-in capital have zero balances at December 31, 2012, when your response indicates that they should represent the historical amounts of the accounting acquirer.

Notes to Consolidated Financial Statements
Note 1. Description of Business and Organization, page F-7

10. Please refer to prior comment 27. You state that "we credited paid-in capital for $2,403,736. However, the actual credit appears to have been $2,341,693. Please explain

this apparent inconsistency. Also, tell us why you debited paid in capital for $1,639,185 and then credited paid-in-capital for $2,341,693, when it appears that you should have credited paid-in-capital for only $702,508, which is equal to the amount of cash received. Also, tell us how much gross cash was received.

L. Capital lease obligation and deposit for capital leases, page F-12

11. Please refer to prior comment 28. Please explain to us when the lease premium will be paid and, given the Lessor's return obligation, your planned accounting treatment for this payment.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

You may contact Franklin Wyman at (202) 551-3660 or Joel Parker at (202) 551-3651 if you have questions regarding comments on the financial statements and related matters. Please contact Christina De Rosa at (202) 551-3577, John Krug at (202) 551-3862 or me at (202) 551-3715 with any other questions.

Sincerely,

/s/ *Daniel Greenspan for*

Jeffrey P. Riedler
Assistant Director

cc: <u>Via E-mail</u>
William D. O'Neal
Attorney at Law
4400 North Scottsdale Road
Suite 9-208
Scottsdale, AZ 85251